GROUP

08002602

RECEIVED

2008 MAY 19 A 8:19

FICE OF INTERNATIONAL
CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 13 May 2008

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

PROCESSED
MAY 21 2008
THOMSON REUTERS

Heike Theißing

Kay Amelungse

Enclosures

13 May 2008 Disclosure pursuant to section 26 of the German Securities Trading Act - UBS AG

Dev 5/19

Hypo Real Estate
GROUP

RECEIVED
2008 MAY 19 A 8: 19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Shareholding Disclosures

14.05.2008 - Disclosure pursuant to section 26 of the German Securities Trading Act - UBS AG

WKN: 802 770
ISIN: DE 000 802 770 7

On May 08, 2008 , UBS AG, Zürich, Schweiz has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on Hypo Real Estate Holding AG, München, Deutschland, ISIN: DE0008027707, WKN: 802770, have fallen below the 3% limit of the Voting Rights on May 02, 2008 and now amount to 2.11% (this corresponds to 4249655 Voting Rights). According to Article 22, Section 1, Sentence 1, No. 1 of the WpHG, 0.12% of the Voting Rights (this corresponds to 236162 Voting Rights) is to be attributed to the company.

Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

END